EXHIBIT 99.49

Emerald Health Therapeutics’ Joint Venture Pure Sunfarms Launches Branded Product Line, Introducing Eight Products for the Recreational Market, and Begins Shipping to Ontario Cannabis Store

VANCOUVER, Sept. 16, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF), today announced that its 50%-owned joint venture for large-scale, low-cost, high-quality cannabis production, Pure Sunfarms (PSF), has formally launched its Pure Sunfarms branded products and introduced eight strains of dried cannabis flower for the Canadian recreational market. It has also begun shipping branded dried cannabis products to the Ontario Cannabis Store (“OCS”) for retail sale in Ontario. PSF expects its first products to be available at licensed retailers in Ontario and through the OCS website this month.

“Introducing the Pure Sunfarms brand today to Canadians is a culmination of our team’s efforts, and we hope consumers see the passion and care our people have worked hard to bring to life,” said Mandesh Dosanjh, President and CEO, Pure Sunfarms. “British Columbia has a reputation for growing some of the best cannabis in the world, and we are proud to introduce a suite of products which will continue to celebrate this legacy. Our scale, along with the team’s deep agricultural roots and steadfast dedication to craftmanship, has allowed us to cultivate great-quality products at an approachable price point. In this evolving industry, we hope Canadians will come to know the quality and consistency of Pure Sunfarms’ products and love it as much as we do.”

The Pure Sunfarms brand was built around the philosophy of ‘plants and people first,’ expressing a long-standing relationship and deep appreciation for cannabis across Canada’s west coast. It was designed to reflect the team’s unique and diverse agricultural experience, sharing the story of cannabis from a different perspective. This new brand effectively leverages its high-quality product with Pure Sunfarms’ low-cost production capability.

“Bringing its first selection of branded products to the recreational market represents another important milestone for Pure Sunfarms,” said Riaz Bandali, CEO of Emerald. “Given Pure Sunfarms’ expected full run-rate production to expand to 150,000 kilograms by the end of next year, and now with the rollout of its brand strategy, PSF is well-positioned to bring to market cannabis products with higher margin sales that meet the needs of consumers.”

In addition to Ontario, Pure Sunfarms expects its first products to be available at licensed retailers and online in British Columbia in the coming weeks.

More information is available on Pure Sunfarms’ new website at www.puresunfarms.com.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis products, with strategic initiatives focused on differentiated, value-added product development for medical and adult-use customers supported by novel intellectual property, large-scale cultivation, extraction, and soft gel encapsulation, as well as unique marketing and distribution channels. Its 50%-owned Pure Sunfarms operation in British Columbia has reached its full run-rate annual production of approximately 75,000 kg in its first 1.1 million square-foot greenhouse Delta 3 operation; its second 1.1 million square-foot greenhouse is planned to be in full production by the end of 2020. Emerald’s two wholly-owned facilities in Quebec, a high-quality indoor growing and processing facility, and in British Columbia, an organic greenhouse and outdoor operation, are completing construction and are working toward final licensing extension. Emerald has also contracted for approximately 1,000 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost CBD. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

For more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include obtaining required regulatory approvals; production and processing capacity of various facilities; expansion of facilities; obtaining additional cultivation licenses and other permits; production at various facilities; receipt of hemp deliveries; entering into of strategic agreements; payments of amounts owed to and owed by Emerald; transplanting crops; obtaining final municipal approvals; assessment of cultivation and harvesting techniques; scale up of reliable, quality low-cost cannabis; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.